Exhibit 23.1

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500, Tour KPMG Montréal (Québec) H3A 0A3 Canada	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Acasti Pharma Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-191383 and No. 333-227476) on Form S-8 of Acasti Pharma Inc. of our report dated June 29, 2020, with respect to the consolidated balance sheets of Acasti Pharma Inc. as of March 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2020, and the related notes, which report appears in the March 31, 2020 annual report on Form 10-K of Acasti Pharma Inc.

Our report dated June 29, 2020 contains an explanatory paragraph that states that Acasti Pharma Inc. has incurred operating losses and negative cash flows from operations since its inception, and additional funds will be needed in the future that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated June 29, 2020 refers to a change in accounting framework as the Company has retrospectively adopted U.S. generally accepted accounting principles and has changed its reporting currency from Canadian dollars to U.S. dollars.

/s/ KPMG LLP*

June 29, 2020

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A122596

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG

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("KPMG International"), a Swiss entity.

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